Evan Rosen +1 212 450 4505 evan.rosen@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 29, 2023

Re:	Summit Materials, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 13, 2023 File No. 001-36873

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Michael Purcell
Kevin Dougherty

Ladies and Gentlemen:

On behalf of our client, Summit Materials, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”) contained in the Staff’s letter dated November 27, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) together with this response letter. The Amended Proxy Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A Filed November 13, 2023

Unaudited pro forma condensed combined financial information, page 100

1.	Please update the pro forma information as of the date of the most recent financial statements included in the proxy statement. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response:	The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 103-108 of the Amended Proxy Statement accordingly.

Where You Can Find Additional Information; Incorporation of Certain Documents by Reference, page 113

2.	Please revise to incorporate by reference your Form 10-Q for the Fiscal Quarter Ended September 30, 2023 filed on November 2, 2023.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Amended Proxy Statement accordingly.

Financial Statements,

Argos North America Corp., page F-1

3.
Please note the requirement to update target company financial statements is based on the registrant’s obligation to update under rule 3-12 of Regulation S-X. Therefore, please update the financial statements of Argos North America Corp. as of and for the nine months ended September 30, 2023.

Response:	The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages F-36-F-58 of the Amended Proxy Statement accordingly.

Please do not hesitate to contact me at (212) 450-4505 or evan.rosen@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Evan Rosen
Evan Rosen

cc:	Anne P. Noonan, Chief Executive Officer, Summit Materials, Inc.
Chris Gaskill, Executive Vice President, Chief Legal Officer and Secretary, Summit Materials, Inc.
James P. Dougherty, Davis Polk & Wardwell LLP

Electronic Filing